CYBIRD JASDAQ

http://www.cybird.co.jp/english/investor/index.html

News Release

March 11, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-5785-6110

Notice Regarding Cash Dividend for Fiscal Year ending March 2004

On March 11, 2004, CYBIRD Co., Ltd. today announced that it has placed the following profit distribution proposal on the agenda of the general shareholders' meeting scheduled for the latter part of June 2004. This distribution of profits will be the first ordinary cash dividend paid by the Company since its inception.

1. Profit Distribution Proposal for Fiscal Year ending March 2004

Ordinary cash dividend	500 yen per share

Note) *Interim dividends were not paid*

2. Reason for Commencing Cash Dividends

Since its establishment, CYBIRD has regularly decided not to pay annual dividends based on the overall evaluation of business performance, financial position and the necessity of retained earnings for future growth.

During this period, we have targeted strengthening of our profit base by actively entering new business fields and improving its finance condition to enable further growth. Consequently, our financial base has stabilized, reaching an adequate level to support its medium-and-long term growth strategies. We would like to take this opportunity to thank our shareholders and other stakeholders for their support during this process.

Based on the overall assessment, we have decided to return profits to shareholders for their support over the years, and have placed a profit distribution proposal on the agenda of the general shareholders' meeting for the fiscal year ending March 2004.

CYBIRD's management continues to regard returning profits to shareholders as a top priority and make further efforts to maximize shareholder value.

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